May 14, 2007

Mail Stop 4561

Mr. Stephen E. Sterrett
Executive Vice President and Chief Financial Officer
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204

> RE: **Simon Property Group, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2006**
>   **Filed February 28, 2007**
>   **File No. 1-14469**

Dear Mr. Sterrett:

    We have reviewed your response letter dated May 8, 2007 and have the following additional comment.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 15. Subsequent Event – Acquisition of The Mills Corporation, page 125

1.   As you have based your significance tests under Rule 3-05 of Regulation S-X on estimated amounts, we are unable to provide any conclusion regarding the appropriateness of your determination of the significance of the Mills acquisition.   We remind you that the company is responsible for the adequacy and accuracy of the disclosures in the filing.

    If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3780.

                            Sincerely,

                            Linda van Doorn
                            Senior Assistant Chief Accountant